SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BEBE STORES, INC.

(NAME OF SUBJECT COMPANY (ISSUER))

BEBE STORES, INC.

(NAME OF FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE

(TITLE OF CLASS OF SECURITIES)

075571109

(CUSIP NUMBER OF CLASS OF SECURITIES)

MANNY MASHOUF

CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD

400 VALLEY DRIVE

BRISBANE, CALIFORNIA  94005

(415) 715-3900

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

TAD J. FREESE, ESQ.

LATHAM & WATKINS LLP

140 SCOTT DRIVE

MENLO PARK, CALIFORNIA 94025

(650) 328-4600

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$4,430,662	$247.23

*                 Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,058,475 shares of common stock of bebe stores, inc. having an aggregate value of $4,430,662 as of August 25, 2009 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**          The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the Transaction Valuation.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $247.23	Filing party: bebe stores, inc.
Form or Registration No.: Schedule TO	Date Filed: September 1, 2009

☐              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                      third-party tender offer subject to Rule 14d-1.

☒                    issuer tender offer subject to Rule 13e-4.

☐                      going-private transaction subject to Rule 13e-3.

☐                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on September 1, 2009, relating to an offer made by bebe stores, inc. (the “Company”) to its eligible employees and non-employee directors to exchange certain outstanding options to purchase shares of the Company’s common stock for replacement options to be granted under the Company’s 1997 Stock Plan, as amended and restated, as set forth in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock For Replacement Options (the “Offer to Exchange”), dated September 1, 2009, filed as Exhibit (a)(1)(i) to the Schedule TO.  Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items to the Schedule TO that are being amended and restated, and unaffected items are not included herein.

Item 4. Terms of the Transaction and Item 10. Financial Statements.

Items 4 and 10 of the Schedule TO are hereby amended and supplemented by replacing in its entirety the information under the caption “Additional Financial Information” in Section 9 (“Information Concerning Bebe”) of the Offer to Exchange with the following:

“Additional Financial Information.  The following summary financial data is derived from our consolidated financial statements, as filed with the SEC. The summary financial data should be read in conjunction with the consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the fiscal year ended July 4, 2009 filed with the SEC on September 17, 2009, which is incorporated herein by reference.

Summary Consolidated Statements of Earnings and Balance Sheets
(In thousands, except per share amounts — unaudited)

	Fiscal Year Ended
	July 4, 2009	July 5, 2008
Consolidated Statements of Earnings:
Net Sales	$602,998	$687,622
Income (loss) from operations	9,884	79,369
Income (loss) before income taxes	16,556	95,765
Net income (loss)	$12,635	$63,080

Net income (loss) per share
Basic	$0.14	$0.70
Diluted	$0.14	$0.69
Weighted average shares outstanding
Basic	87,949	89,783
Diluted	88,179	91,089

	Fiscal Year Ended
	July 4, 2009	July 5, 2008
Consolidated Balance Sheet:
Total current assets	$297,476	$199,629
Total assets	571,455	597,763
Total current liabilities	63,292	62,248
Total liabilities	111,960	111,878

Total shareholder’s equity	$459,495	$485,885

Ratio of Earnings to Fixed Charges.  The ratio of earnings to fixed charges is not meaningful because we have no debt or capital leases.

Book Value Per Share.  We had a book value per share of $5.30 as of July 4, 2009 (calculated using the book value as of July 4, 2009, divided by the number of outstanding shares of our common stock as of July 4, 2009).

See “Additional Information” under Section 16 for instructions on how you can obtain copies of our SEC reports.”

Item 10. Financial Statements.

Item 10 of the Schedule TO is hereby amended and supplemented by replacing in its entirety the paragraph captioned “(a) Financial Information” with the following:

“(a) Financial Information. The information set forth in the Offer to Exchange under “This Offer — Section 9 (Information Concerning Bebe)” and “This Offer — Section 16 (Additional Information)” is incorporated herein by reference. Our Annual Report on Form 10-K for the fiscal year ended July 4, 2009, filed with the Securities and Exchange Commission (the “SEC”) on September 17, 2009, including the financial information set forth in Item 8 — Financial Statements and Supplementary Data of our Annual Report on Form 10-K, is incorporated herein by reference. Our Annual Report on Form 10-K is available electronically on the SEC’s website at http://www.sec.gov.”

Item 10 of the Schedule TO is hereby further amended and supplemented by replacing in its entirety the first paragraph, including lettered bullet points thereunder, in Section 16 (“Additional Information”) of the Offer to Exchange with the following:

“We recommend that, in addition to this Offer to Exchange and the Election Form, you review the following materials that we have filed with the SEC before making a decision on whether to elect to exchange your options:

(a)             bebe’s Annual Report on Form 10-K for the period ended July 4, 2009, filed with the SEC on September 17, 2009.

(b)            bebe’s most recent Definitive Proxy Statement for its Annual Meeting of Stockholders.

(c)             The description of bebe’s common stock included in bebe’s Registration Statement on Form 8-A, filed with the SEC on June 2, 1998, including any amendments or reports we file or have filed for the purpose of updating that description.”

Item 11.  Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by replacing in its entirety the second sentence of the first paragraph in the Section titled “Risks Factors” in the Offer to Exchange with the following:

“This list and the risk factors set forth under the heading entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended July 4, 2009, filed with the SEC, highlight the material risks related to bebe which may impact your decision to participate in this Offer.”

Item 11 of the Schedule TO is hereby further amended and supplemented by replacing in its entirety the first sentence under the caption “Risks Related to Our Business and Common Stock” in the Section titled “Risk Factors” in the Offer to Exchange with the following:

“You should carefully review the risk factors contained in our Annual Report on Form 10-K for the year ended July 4, 2009 and also the other information provided in this Option Exchange and the other materials that we have filed with the SEC before making a decision on whether or not to tender your eligible options.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Dated: September 21, 2009	BEBE STORES, INC.

	By:	/s/ Walter Parks
Walter Parks
Chief Operating Officer and Chief Financial Officer